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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     Commission File Number 333-10702; 333-11064
                                                            --------------------

                             COCA-COLA EMBONOR S.A.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

  Avenida Apoquindo 3721, Piso 10, Las Condes, Santiago, Chile (56-2) 299-1400
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

      American Depositary Shares for Series B Shares; 9 7/8% Notes Due 2006
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)     [ ]          Rule 12h-3(b)(1)(i)      [ ]
           Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(1)(ii)     [ ]
           Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(i)      [x]
           Rule l2g-4(a)(2)(ii)    [ ]          Rule 12h-3(b)(2)(ii)     [ ]
                                                Rule 15d-6               [ ]

     Approximate number of holders of record as of the certification or notice date: 187 *
      -----

     Pursuant to the requirements of the Securities Exchange Act of 1934 Coca-Cola Embonor S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    December 16th, 2004               By:/s/ Andres Vicuna G-H.
      -------------------------------         ----------------------------------
                                                 Andres Vicuna G-H.

Instruction: This form is required by Rules l2g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* The Notes and American Depositary Receipts are held in global form at The Depository Trust Company. Based on an ADP Geographic Survey of Accounts, there are 328 participant accounts holding American Depositary Receipts and/or Notes, of which 187 have U.S. addresses.

SEC 2069 (09-03)    Persons who respond to the collection of information
                    contained in this form are not required to respond unless
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